

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Nader Daylami
Chief Financial Officer
ESGEN Acquisition Corporation
5956 Sherry Lane, Suite 1400
Dallas, TX 75225

> **Re: ESGEN Acquisition Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-40927**

Dear Nader Daylami:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction